UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 1-12777

AZZ Inc. 401(k) Plan(1)
(Exact name of registrant as specified in its charter)

One Museum Place, Suite 500
3100 West 7th Street
Fort Worth, Texas 76107
(817) 810-0095
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Plan Interests in the AZZ Inc. 401(k) Plan
(Title of each class of securities covered by this Form)

Common Stock, Par Value $1.00 Per Share, of AZZ Inc.(2)
(Title of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)
Rule 12h-3(b)(1)(ii)
Rule l 5d-6
Rule l 5d-22(b)

Approximate number of holders of record as of the certification or notice date: None(3)

(1)The AZZ Inc. 401(k) Plan (the “Plan”) was formerly known as the AZZ Inc. Employee Benefit Plan & Trust, which was formerly known as the AZZ incorporated Employee Benefit Plan & Trust, which was formerly known as the AZTEC Manufacturing Co. Employee Benefit Plan & Trust.

(2)This Form 15 has no effect on the duty of AZZ Inc. (the “Company”) to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Company’s common stock, par value $1.00 per share (the “Common Stock”).

(3)On or about December 15, 1999, the Plan ceased offering shares of Common Stock as an investment option. Effective December 15, 2025, all shares of Common Stock held under the Plan were liquidated. As a result, plan interests are no longer offered or sold pursuant to the Plan, and Plan participants no longer hold such interests. On December 22, 2025, the Company filed Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-8 (File No. 333-92377) with the Securities and Exchange Commission to deregister all shares of Common Stock and associated plan interests that remain unsold under the Plan as of such date. Accordingly, this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Exchange Act, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the AZZ Inc. 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AZZ INC. 401(k) PLAN

Date: December 22, 2025                        By: /s/ Haley Graves
Name: Haley Graves
Title: Vice President - Human Resources